FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: April 27, 2005   By: /s/David Patterson/s/, CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2  Date of Material Change

April 26, 2005

Item 3  News Release

The news release dated April 26, 2005 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4  Summary of Material Change

The Company announces the closing of two non-brokered private placements totaling $1,102,000 and the receipt of a $2,400,000 rebate from the Quebec Government.

Anglo American Exploration (Canada) Ltd. holds a total of 6,784,308 of Knight’s common shares, representing 10.38% of Knight’s current issued and outstanding share capital.

Item 5  Full Description of Material Change

The Company announces the closing of two non-brokered private placements totaling $1,102,000 and the receipt of a $2,400,000 rebate from the Quebec Government.

Knight has closed a non-brokered private placement with Anglo American Exploration (Canada) Ltd. in the amount of $552,000. These funds were raised by Knight issuing a total of 1,840,000 units at a price of $0.30 per unit. Each unit is comprised of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.35 for two years. The private placement fulfills Anglo American’s obligation to fund 20% of exploration on the West Raglan Project during the option earn-in phase through private placements in Knight.

Anglo’s acquisition of 1,840,000 common shares of Knight, together with the 4,944,308 common shares of Knight held prior to the private placement, has resulted in Anglo holding 6,784,308 of Knight’s common shares, representing 10.38% of Knight’s current issued and outstanding share capital.

Additionally Knight has closed a non-brokered private placement with SIDEX Limited Partnership in the amount of $550,000. These funds will be raised by Knight issuing a total of 1,833,334 units at a price of $0.30 per unit. Each unit is comprised of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.35 for two years. Diversification of Exploration Investment Partnership (SIDEX Limited Partnership) was established by the Government of Quebec and the Solidarity Fund QFL. The mission of SIDEX is to invest in companies engaged in mineral exploration in Quebec.

Knight is pleased to acknowledge financial support from the Quebec Government to date in the amount of $3,100,000 from the Ministry for Quebec Revenue. Knight has also applied for assistance in the amount of $648,000 from the Quebec Ministry of Natural Resources.

The proceeds of the private placements and the Quebec Government rebate will be used for working capital and for further exploration of the West Raglan Project. Knight is required to fund the first $2,800,000 of the $5,000,000 exploration program in 2005. The remaining $2,200,000 will be funded 51% by Anglo American and 49% by Knight. Knight’s portion of the 2005 program is fully funded.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7  Omitted Information

No information has been omitted in respect of the material change.

Item 8  Executive Officer

HARVEY KEATS
President Telephone: (604) 684-6535

Item 9  Date of Report

April 26, 2005

KNIGHT RESOURCES LTD.

Per:

“Harvey Keats”
Harvey Keats,
President